Form 6-K


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


For the month of July 2003


               Euro Tech Holdings Company Limited
     -------------------------------------------------------
         (Translation of registrant's name into English)

  18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
-----------------------------------------------------------------
            (Address of Principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]    Form 40-F  [   ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [   ]     No [  X ]

      If "Yes" is marked, indicate below the file number assigned
to   the   registrant  in  connection  with  Rule  12G3-2(b):82-.

Euro Tech Holdings Company Limited
Form 6-K, July 2003
Page 2 of 2


Item 5.   Other Events
----------------------

      On July 16, 2003, Euro Tech Holdings Company Limited (the "Registrant") sent its shareholders of record copies of its Annual Report on Form 20-F (as filed with the Securities and Exchange Commission on June 27, 2003) and a Notice of its Annual Meeting of Shareholders to be held on August 13, 2003 in Hong Kong and a Proxy Statement with regard to that meeting.

Item 7.   Financial Statements and Exhibits
-------------------------------------------

      Exhibit  - Notice of Annual Meeting of Shareholders,  Proxy
                 Statement.


                           SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              EURO TECH HOLDINGS COMPANY LIMITED
                              (Registrant)


Dated:    July 17, 2003       By:   /s/T.C. Leung
                                 ---------------------------------
                                 T.C. Leung, Chief Executive
                                 Officer and Chairman of the Board

               EURO TECH HOLDINGS COMPANY LIMITED
                   18/F Gee Chang Hong Centre
                     65 Wong Chuk Hang Road
                            Hong Kong



                                        July 16, 2003


Dear Shareholder:

     You are cordially invited to attend the annual meeting of shareholders of Euro Tech Holdings Company Limited which will be held on August 13, 2003 at 4:00 p.m., local time, at Luk Kwok
Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

     Only shareholders of record at 5:00 p.m. (New York time) on July 16, 2003 can vote at this meeting or any adjournments that may take place.

     At the meeting, we will be asking you to re-elect eight persons to serve on the Company's Board of Directors, and ratify the retention of the Company's auditors for the fiscal year to end December 31, 2003.

     In addition, you will be asked to consider and vote upon a proposal to adjourn the annual meeting if the Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting included with this proxy statement.

     The Board of Directors recommends a vote "for" the re-election of its eight directors and "for" the ratification of the Company's auditors, and "for" the proposal to adjourn the annual meeting in the circumstances described above.

     Included with this letter are an attached notice of meeting and proxy statement, as well as a proxy form and copy of the Company's annual report on Form 20F for its fiscal year ended December 31, 2002 (the "2002 Fiscal Year"), as filed with the Securities and Exchange Commission.

     Your vote is important. Whether or not you plan to attend the annual meeting and regardless of the size of your holdings, we encourage you to sign, date, and mail the enclosed proxy form in the envelope provided. Your right to vote in person at the meeting is not affected by returning the proxy form.

     On behalf of the Board of Directors, officers and employees of Euro Tech Holdings Company Limited, I would like to thank you for your continued interest and support.


                                        Sincerely,


                                        T.C. Leung
                                        Chairman of the Board and
                                        Chief Executive Officer

               EURO TECH HOLDINGS COMPANY LIMITED
                   18/F Gee Chang Hong Centre
                     65 Wong Chuk Hang Road
                            Hong Kong


                                        July 16, 2003


            NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                  TO BE HELD ON AUGUST 13, 2003


To the Shareholders of Euro Tech Holdings Company Limited:

Notice is hereby given that the annual meeting of shareholders of Euro Tech Holdings Company Limited (the "Company") will be held at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on August 13, 2003 at 4:00 p.m., local time. The purpose of the meeting is to:

     1. elect eight persons to the Company's Board of Directors until the next annual meeting of shareholders or until their respective successors are duly elected and qualified as provided in the Company's Memorandum and Articles of Association;

     2.   confirm  and  ratify  the  retention of Pricewaterhouse
Coopers, Hong Kong, as the Company's independent auditors for the fiscal year to end December 31, 2003;

     3. consider and vote upon a proposal to adjourn the annual meeting if the Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in this notice of meeting; and

     4. transact any other business properly before the annual meeting.

     PLEASE  COMPLETE, DATE AND SIGN THE ENCLOSED PROXY FORM  AND
RETURN  IT  PROMPTLY  TO  THE COMPANY IN THE  ENVELOPE  PROVIDED.
RETURNING  THE PROXY FORM WILL NOT AFFECT YOUR RIGHT TO  VOTE  IN
PERSON IF YOU ATTEND THE MEETING.


                              By  Order of the Board of Directors
                              Jerry Wong, Secretary

                        TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND ANNUAL
MEETING....................................................... 4


PROPOSAL 1.................................................... 8
----------
ELECTION OF DIRECTORS......................................... 8
  VOTE REQUIREMENT............................................ 8
  THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY......... 8
  COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT IS NOT
    REQUIRED.................................................. 9


PROPOSAL 2....................................................10
----------
APPROVAL OF AUDITORS..........................................10

PROPOSAL 3....................................................10
----------

ADJOURNMENT OF ANNUAL MEETING.................................10

SHAREHOLDER PROPOSALS AND NOMINATIONS.........................11

FINANCIAL STATEMENTS..........................................11

OTHER MATTERS.................................................11

               EURO TECH HOLDINGS COMPANY LIMITED
       PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
                  TO BE HELD ON AUGUST 13, 2003


                          July 16, 2003


  The Board of Directors is soliciting proxies for this annual meeting of shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. PLEASE READ IT CAREFULLY.

   The Board has set July 16, 2003 as the record date for the meeting. Shareholders who owned the Company's Ordinary Shares on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 3,064,151 Ordinary
  Shares of Company's issued and outstanding on June 30, 2003.

Voting materials, which include the proxy statement, proxy form, and the Company's 2002 annual report on Form 20F, are being mailed to shareholders on or about July 16, 2003.

                    In this proxy statement:

- "we" and the "Company" mean Euro Tech Holdings Company Limited.

   QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND ANNUAL
                             MEETING

Q:   WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY FORM?

A: You are receiving a proxy statement and proxy form from us because you own Ordinary Shares of Euro Tech Holdings Company Limited. This proxy statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

     When you sign the proxy form, you appoint T.C. Leung and Jerry Wong as your representatives at the meeting. T.C.
     Leung and Jerry Wong will vote your shares, as you have instructed them in the proxy form, at the meeting. This way, your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the meeting, it is a good idea to complete, sign and return your proxy form in advance of the meeting just in case your plans change.

     If you have signed and returned the proxy form and an issue comes up for a vote at the meeting that is not identified on the proxy form, T.C. Leung and Jerry Wong will vote your shares, under your proxy, in accordance with their best judgment.

Q:   WHAT MATTERS WILL BE VOTED ON AT THE MEETING?

A: You are being asked to vote on the re-election of eight members and ratification of the Company's appointment of its auditors and a proposal to adjourn the annual meeting under certain circumstances in the discretion of the Company's management. We have described all of these matters more fully in the attached proxy statement.

Q:   HOW DO I VOTE?

A: You may vote either by mail or in person at the annual meeting. To vote by mail, complete and sign the enclosed proxy form and mail it in the enclosed, prepaid addressed envelope. If you mark your proxy form to indicate how you want your shares voted on each proposal, your shares will be voted as you instruct.

     If you sign and return your proxy form but do not mark the form to provide voting instructions, the shares represented by your proxy form will be voted "for" the election of eight persons as the Company's directors, "for" the ratification of the Company's auditors and "for" the proposal to adjourn the annual meeting under certain circumstances in the discretion of the Company's management.

     If you want to vote in person, please come to the meeting. We will be passing out written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of your broker (or in what is usually referred to as "street name"), you will need to arrange to obtain a proxy from your broker in order to vote in person at the meeting.

Q:   WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY FORM?

A: It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with stockbrokers.
     Please sign and return ALL proxy forms to ensure that all your shares are voted.

Q:   IF  I  HOLD  SHARES IN THE NAME OF A BROKER,  WHO  VOTES  MY
     SHARES?

A: We provide each brokerage firm listed in our records as an owner of our ordinary shares with a sufficient number of copies of this proxy statement and annual report so that the brokerage firm can forward copies to the actual owners of the shares. If you received this proxy statement from your broker, your broker should have provided you with instructions for giving your broker directions as to how to vote your shares. It will then be your broker's responsibility to vote your shares for you in the manner you direct.

     Under the rules of various national and regional securities exchanges, brokers may generally vote on routine matters, such as the election of directors, a proposal to adjourn a meeting in the discretion of the Company's management and ratification of the appointment of auditors, but cannot vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. Thus, if you do not give your broker instructions as to how to vote your shares, your broker will most likely be able to vote on the proposals to elect directors, ratify the appointment of our auditors and to adjourn the annual meeting in the discretion of the Company's management.

     We encourage you to provide directions to your broker as to how you want he or she to vote your shares on each of the matters to be brought before the annual meeting. You should do this by very carefully following the instructions your broker gives you concerning your broker's procedures. This ensures that your shares will be voted at the meeting.

Q:   WHAT IF I CHANGE MY MIND AFTER I RETURN MY PROXY?

A:   If  you  hold your shares in your own name, you  may  revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

     -- signing another proxy with a later date and returning that proxy to the Company,

     -- sending notice to the Company that you are revoking your proxy, or

     --   voting in person at the annual meeting.

     You should send any later dated proxy or notice of revocation to: Euro Tech Holdings Company Limited, c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong, Attention: Jerry Wong, Secretary.

     If you hold your shares in the name of your broker, you will need to contact your broker to revoke your proxy.

Q:   HOW MANY VOTES DO WE NEED TO HOLD THE MEETING?

A: A majority of the shares that were outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business. This is called a quorum.

     Shares are counted as present at the meeting if the shareholder either:

     --   is present and votes in person at the meeting, or

     -- has properly submitted a signed proxy form or other proxy.

     Abstentions will be counted as present at the meeting. If a brokerage firm indicates that it does not have authority to vote any of the shares held in its name on a particular proposal, then those shares will not be considered "entitled to vote" and will not be counted as present for purposes of determining whether there is a quorum for consideration of that proposal.

Q:   WHAT OPTIONS DO I HAVE IN VOTING ON EACH OF THE PROPOSALS?

A: You may vote "for," "against," or "abstain" on each of the proposals or "withhold authority" as to the election of directors.

Q:   HOW MANY VOTES ARE NEEDED FOR APPROVAL OF EACH PROPOSAL?

A: For each director nominee to be elected to the Board of Directors, each director nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote, were voted and did not withhold authority.

     In order for the engagement of the Company's auditors to be approved the affirmative vote of a simple majority of the votes of the shares entitled to vote, were voted and not abstained must be obtained.

     An abstention will have the same effect as a vote "against." Broker non-votes will not be counted as entitled to vote and will thus not count for purposes of determining whether or not a quorum is present on the matter. So long as a quorum is present, broker non-votes will have no effect on the outcome of a vote.

Q:   HOW ARE VOTES COUNTED?

A: Voting results will be tabulated and certified by our transfer agent, American Stock Transfer & Trust Company.

Q:   WHERE DO I FIND THE VOTING RESULTS OF THE MEETING?

A: We will announce preliminary voting results at the meeting. We will file a Report on Form 6-K to announce the results.
     We will file that report with the Securities and Exchange Commission, and you can get a copy by contacting the Securities and Exchange Commission or through the SEC's EDGAR system on its home page at www.sec.gov.
                                      -----------

Q:   WHO BEARS THE COST OF SOLICITING PROXIES?

A: The Company will bear the cost of soliciting proxies. In addition to solicitations by mail, officers, directors, or employees of the Company or its subsidiaries may solicit proxies in person or by telephone. These persons will not receive any special or additional compensation for soliciting proxies. The Company also reimburses brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

                           PROPOSAL 1
                           ----------

                      ELECTION OF DIRECTORS

      At the annual meeting, eight directors will be elected to serve until the next annual meeting of Shareholders or until each of their respective successors has been duly elected and
qualified   as  provided  in  the  Memorandum  and  Articles   of
Association.

      Unless otherwise indicated on the proxy, votes pursuant to the accompanying proxy will be cast for the election of the nominees on the proxy, provided that, if any of the nominees named below shall become unavailable to serve as a director prior to the meeting, the shares represented by valid proxies shall be voted for the election of such other person as the Board may recommend in his or her place, or the number of directors to be elected shall be decreased. The Board of Directors has no reason to believe that any nominee will be unable to serve.

VOTE REQUIREMENT

      T.C. Leung, Jerry Wong, Nancy Wong, C.P. Kwan, Alex Sham, Y.K. Liang, Ho Choi Chiu and Wang Xu Hong, have been nominated for election to the Board of Directors and each has consented to serve as such, if elected. Each of the nominees who has been nominated for election as a director commencing at the conclusion of the annual meeting, is currently a director. In order to be elected, each such nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote thereon and were voted and not withholding authority.

      The enclosed proxy gives shareholders the option to vote for, against or withhold authority to vote for all director nominees as a group.

THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Current Directors and Executive Officers of the Company are as follows:


     Name           Age       Position
     ----           ---       --------

T.C. Leung          59        Chairman  of the Board of Directors
                              and Chief Executive Officer

Jerry Wong          44        Director and Chief Financial Officer

Nancy Wong          54        Director

C.P. Kwan           44        Director

Alex Sham           39        Director

Y.K. Liang          73        Director

Ho Choi Chiu        71        Director

Wang Xu Hong        36        Director


     THE  FOLLOWING  INFORMATION MAY BE FOUND  IN  THE  INDICATED
SECTIONS  OF THE COMPANY'S 2002 ANNUAL REPORT ON FORM 20-F  WHICH
IS  BEING MAILED TO OUR SHAREHOLDERS ON OR ABOUT THE DATE OF THIS
PROXY STATEMENT.


TYPE OF INFORMATION              FORM 20-F REFERENCE
-------------------              -------------------

Information Concerning the       Item 6A. Directors, Senior
Directors and Executive          Management, and Employees and
Officers of the Company          Item 6C. Board Practices


Executive Compensation           Item 6B. Compensation

Compensation of Directors        Item 6B. Compensation

Pension Plan                     Item 6B. Compensation

Certain Relationships and        Item 5E. Significant Related
Related Transactions             Party Transactions.  Item 7B.
                                 Related Party Transactions

Voting Securities                Item 7A. Major Shareholders
                                 Item 10A. Share Capital,
                                 and Principal Shareholders
                                 Item 10B. Memorandum and
                                 Articles of Association.

Option Plans                     Item 6B.  Compensation



COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT IS NOT REQUIRED

     As a consequence of the Company being a foreign issuer of securities, directors, officers and beneficial owners of more than 10 percent of the outstanding Ordinary Shares of the Company are not required to file with the SEC reports on Forms 3, 4 and 5 reflecting certain changes in their beneficial ownership of the Company's Ordinary Shares.

                           PROPOSAL 2
                           ----------

                      APPROVAL OF AUDITORS

     The Board of Directors has selected Pricewaterhouse Coopers, Hong Kong, a certified public accounting firm, as independent auditors of the Company's financial statements for its fiscal year 2003 to end December 31, 2003. A representative of Pricewaterhouse Coopers, Hong Kong is expected to be present at the annual meeting and will have an opportunity to make a statement if he desires to do so. The representative is expected to be available to respond to appropriate questions.

     The members of the Audit Committee of our Board of Directors recommend that the shareholders vote "for" the proposal to approve Pricewaterhouse Coopers, Hong Kong as the Company's auditors for its fiscal year ending December 31, 2003. In order to be so approved, Pricewaterhouse Coopers, Hong Kong must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote thereon were voted and did not abstain. Broker non-votes will not be counted as entitled to vote and thus not count for purposes of determining whether or not a quorum is present on this matter. So long as a quorum is present, broker non-votes will have no effect on the outcome of the vote. All proxies will be voted "for" approval of Pricewaterhouse Coopers, Hong Kong, as the Company's auditors for its fiscal year ending December 31, 2003, unless a shareholder specified to the contrary on such shareholder's proxy.


                           PROPOSAL 3
                           ----------

                  ADJOURNMENT OF ANNUAL MEETING

     In the event that the number of shares present, in a person or by proxy, at the annual meeting is insufficient to constitute a quorum or to approve any of the matters identified in the notice of meeting for the annual meeting, the Board of Directors may decide to adjourn the annual meeting to permit further solicitation of proxies. If the annual meeting is adjourned, no further notice of the time and place of the adjourned meeting is required to be given to the Company's shareholders other than an announcement of such time and place at the annual meeting; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting will be given.

     If the annual meeting is postponed or adjourned, at any subsequent reconvening of the annual meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the annual meeting (except for any proxies which have theretofore effectively been revoked or withdrawn). In the event that proxies are voted to adjourn the annual meeting, the persons named in the enclosed proxy form will not vote the shares represented by such proxies for or against any proposal introduced by management at any adjournment of the meeting, other than the proposals identified in the notice of meeting included with this proxy statement, without first resoliciting proxies to vote on such proposals.

     The Board of Directors recommends a vote "for" the proposal to adjourn the meeting. The affirmative vote of a simple majority of the vote of the shares entitled to vote, were voted and did not abstain is required to approve this proposal. Broker non-votes will not be counted as entitled to vote and thus not count for purposes of determining whether or not a quorum is present on this matter. So long as a quorum is present, broker non-votes will have no effect on the outcome of the vote. All proxies will be voted "for" approval of this proposal unless a shareholder specifies to the contrary on such shareholder's proxy.

     In order to allow the Company's management to vote proxies received by the Company at the time of the annual meeting in favor of such an adjournment under the circumstances described above, the Company has submitted the question of adjournment as a separate matter for the consideration and vote of the shareholders.

SHAREHOLDER PROPOSALS AND NOMINATIONS

      Any shareholder proposals intended to be considered for presentation at the 2004 annual meeting and for inclusion in the 2004 proxy statement must be made in writing and received by the Corporate Secretary at the Company's principal executive offices by April 1, 2004. The Company will consider only proposals it deems lawful and reasonable. Shareholders are urged to review all applicable laws, rules and, if questions arise, consult their own legal counsel before submitting a proposal to the Company.

       Recommendations by shareholders for directors to be nominated at the 2004 annual meeting must be made in writing, with sufficient biographical and other relevant information such that an informed judgment as to the proposed nominee's qualifications can be made and be accompanied by a notarized written consent to be named in the Proxy Statement, if nominated, and to serve as a director, if elected, executed by the proposed nominee. Recommendations received in proper order by the Corporate Secretary at the Company's principal executive office at least four months prior to the 2004 annual meeting will be referred to, and considered by, the Company's Board of Directors. No shareholder recommendations were received before the 2003 annual meeting.

FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and its subsidiaries are contained in the Company's Annual Report on Form
20-F which is being delivered to you with this Proxy Statement.

OTHER MATTERS

      The Board of Directors is not currently aware of any other matter to be transacted at the annual meeting.